October 9, 2012

United States Securities and Exchange Commission

Attention:	Pamela Long, Assistant Director

Re:	Enhance Skin Products Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C
Filed September 10, 2012
File No. 000-52755

Dear Ms. Long:

We have received and read your letter dated September 25, 2012, regarding the above-referenced filing.  Accordingly, the purpose of this letter is to respond, in writing, to the comments specified in that letter regarding the Information Statement on Schedule 14C.  Additionally, we have caused to be prepared and filed a second amended Information Statement on Form 14C/A, which includes amended disclosures that we believe are responsive to certain of those comments.  We will respond to the comments in that letter regarding our Annual Report on Form 10-K for the fiscal year ended April 30, 2012, in another letter.

Comment:

General

1.
Please include interim financial statements for Enhance Skin Products, Inc. for the period ended July 31, 2012. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Response:

Please note, included in that amended information statement are interim financial statements for Enhance Skin Products Inc. for the period ended July 31, 2012.  Additionally, we have updated our financial information throughout that information statement (please see Pages 88 through 96, inclusive).

Comment:

ARI, page 5

United States Securities and Exchange Commission
October 9, 2012

2.	We note your response to comment 3 in our letter dated July 20, 2012. Please disclose in the summary section that ARI’s auditor has issued a going concern opinion.

Response:

Please note, we have disclosed in the summary section of that amended information statement that ARI’s auditor has issued a going concern opinion (please see Page 9).

Comment:

Risk Factors (see “Risks Relating to the Merger” on page 65 through 67, inclusive), page 11

3.	We note disclosure that ARI has “not experienced substantial growth during the past 2 years.” Please revise to disclose that ARI is a development stage company with no revenue since its formation.

Response:

Please note, we have disclosed in that Risk Factors section of that amended information statement that ARI is a development stage company with no revenue since its formation (please see Page 12).

Comment:

The Companies, page 12

Enhance Skin Products, page 12

4.	Please disclose the amount of your revenue and accumulated losses.

Response:

Please note, we have disclosed the amount of our revenue and losses for the fiscal quarter ended July 31, 2012; the fiscal year ended April 30, 2012; and the fiscal year ended April 30, 2011 (please see Page 12).

Comment:

Operating Results, page 18

United States Securities and Exchange Commission
October 9, 2012

5.
Please revise the table on page 18 to present the net loss for the year ended April 30, 2012. In addition, you currently disclose in the table that you had negative assets as of April 30, 2011. Please revise as necessary.

Response:

Please note, we have revised that table to present the net loss for the year ended April 30, 2012.  Additionally, please note, we have revised that table to indicate that we had positive assets as of April 30, 2011 (please see Pages 20 and 21).

Comment:

Pro Forma Unaudited Balance Sheet and Statement of Operations, page 69

6.
We have reviewed your response to prior comment 15 from our letter dated July 20, 2012. Please update your pro forma financial statements to provide a pro forma balance sheet as of July 31, 2012 and a pro forma statement of operations for the quarter ended July 31, 2012. You should also continue to present the pro forma statement of operations for the year ended April 30, 2012. See Rule 8-05 of Regulation S-X.

Response:

Please note, we have updated our pro forma financial statements to provide a pro forma balance sheet as of July 31, 2012, and a pro forma statement of operations for the quarter ended July 31, 2012.  Additionally, please note, we have continued to present the pro forma statement of operations for the year ended April 30, 2012 (please see Pages 73 through 81, inclusive).

Comment:

7.
Please further enhance the notes to the pro forma financial statements to clearly show how you arrived at each adjustment amount, so that readers may recalculate each amount presented. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

Response:

Please note, we have enhanced the notes to the pro forma financial statements to show clearly how we arrived at each adjusted amount, so that readers may recalculate each amount presented (please see Pages 73 through 82, inclusive).

United States Securities and Exchange Commission
October 9, 2012

Comment:

8.
We have reviewed your response to prior comment 16 from our letter dated July 20, 2012. We note that Item 14(b)(9) and (10) of Schedule 14A refers to Item 301 of Regulation S-K. While smaller reporting companies are not required to provide the information set forth in Item 301 of Regulation S-K, there does not appear to be an exception for Item 14(b)(9) and (10) of Schedule 14A. In this regard, please address how you have complied with the requirements pertaining to historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company as set forth in Item 1 of Schedule 14C and Item 14(b)(9) and (10) of Schedule 14A.

Response:

Please note, we have included in that amended information statement information regarding the historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company as specified by the provisions of Item 1 of Schedule 14C and Item 14(b), (9) and (10) of Schedule 14A (please see Pages 81 and 82).

Comment:

9.
Please present pro forma earnings per share amounts on the face of your pro forma statement of operations. In the notes to the pro forma financial statements, please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please also disclose any shares not included for anti-dilution reasons.

Response:

Please note, we have included in that amended information statement pro forma earnings per share amounts on the face of our pro forma statement of operations.  Additionally, in the notes to the pro forma financial statements, we have provided in that amended information statement a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted earnings per share, as necessary.  Additionally, we have disclosed those shares not included for anti-dillution reasons (please see Pages 76 and 77 and 79 and 80).

Comment:

Item 10. Directors, Executive Officers and Corporate Governance, page 22

United States Securities and Exchange Commission
October 9, 2012

10.
In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Response:

Please note, we have included in that amended information statement the experience, qualifications, attributes or skills that lead to the conclusion that each director or director nominee should serve as a director, which is specified on a director by director basis (please see Pages 25 through 27, inclusive, and 57 and 58).

Comment:

Item 13. Certain Relationships and Related Transactions . . ., page 30

11.
We note the disclosure of your CEO’s advances to the company in the amount of $173,105 on page 7 in the “Advances Related Party” section. In future filings, please also include your related party transactions in this section.

Response:

Please note, we have included in the related party transactions portion of that amended information statement the disclosure regarding the advance by our chief executive officer in the amount of $191,940 (please see Page 33).

Comment:

Age Reversal, Inc., page 33

Business, page 33

Contracts, page 33

12.
We note your response to comment 11 in our letter dated July 20, 2012. We note disclosure on page 33 that ARI desires to sell “nutraceuticals”. We also note disclosure on page 34 that Biomind will “identify certain nutraceutical and cosmeceutical products.” Please describe in clear, concise, non-technical language the business in which you are engaged or intend to engage. Your current disclosure in this regard is unclear.

United States Securities and Exchange Commission
October 9, 2012

Response:

Please note, we have amended the provisions of that amended information statement to describe in clear, concise, non-technical language the business in which ARI intends to engage (please see Page 36).

Comment:

Unaudited Financial Statements of Age Reversal, Inc. for the Six Months Ended June 30, 2012

General

13.	Given your status as a development-stage enterprise, please present a statement of stockholders’ equity that includes all activity from your inception through June 30, 2012. Refer to ASC 915-215-45-1.

Response:

Please note, we have included in that information statement a statement of stockholder’s equity that includes all activity from ARI’s inception through June 30, 2012 (please see Page 82).

Comment:

Condensed Statement of Operations, page 91

14.	Please also include a statement of operations for the six months ended June 30, 2011. Refer to Rule 8-03 of Regulation S-X.

Response:

Please note, we have included in that amended information statement a statement of operations for the 6 months ended June 30, 2011 for ARI (please see Page 83).

We hereby acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission
October 9, 2012

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, you will determine that the provisions of this letter and the amended registration statement are responsive to those comments specified in your letter dated September 25, 2012, regarding the above-referenced Schedule 14C.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Enhance Skin Products Inc.

/s/ Samuel Asculai
By:      Samuel Asculai, Chief Executive Officer